UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs on remuneration to shareholders

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Rio de Janeiro, August 08, 2024 - Petróleo Brasileiro S.A. - Petrobras informs that its Board of Directors approved, in a meeting held today, the payment of interim and intermediate dividends, as well as interest on equity (JCP), in the amount of R$ 13.57 billion, equivalents to R$ 1.05320017 per outstanding common and preferred share.

The proposed distribution is in line with the current Remuneration Policy for Shareholders (“Policy”), which states that, in the event of gross debt equal to or lower than the maximum level of gross debt defined in the current strategic plan (currently US$ 65 billion) and positive accumulated results, Petrobras may distribute 45% of the free cash flow to its shareholders.

In an accumulated view of the semester, the application of the referred Policy formula returns a total dividend payment of R$ 27.0 billion, which exceeds the semester available accumulated result (R$ 20.6 billion), due to exclusive items of this quarter that had a residual impact on cash flow. Therefore, it was necessary to use R$ 6.4 billion from the capital remuneration reserve, resulting in a remaining balance of R$ 15.5 billion in this reserve.

It is worth noting that the proposed dividends are compatible with the Company's financial sustainability and already take into account the value of shares repurchased in the second quarter of 2024 (R$ 772 million), which has been deducted from the total shareholders remuneration, calculated according to the Policy formula.

The dividends and the interest on equity will be paid in two installments in the months of November and December, as follows:

Amount to be paid: R$ 1.05320017 per outstanding common and preferred share in circulation, whereby:

(i)	the first installment, in the amount of R$ 0.52660009 per outstanding common and preferred share in circulation, will be paid on November 21, 2024, of which R$ 0,11384838 in the form of dividends and R$ 0,41275171 in the form of interest on equity.
(ii)	the second installment, in the amount of R$ 0,52660008 per outstanding common and preferred share in circulation, will be paid on December 20, 2024 in the form of dividends.

It is also relevant standing out that income tax will be levied on the amount corresponding to interest on equity (JCP), in accordance with the current tax legislation.

Record date: on August 21, 2024 for holders of Petrobras shares traded on B3 and on August 23, 2024 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 as of August 22, 2024.

Payment date: For holders of Petrobras shares traded on B3, the first payment will be made on November 21, 2024 and the second payment will be made on December 20, 2024. ADR holders will receive payments starting on November 29, 2024 and on December 30, 2024, respectively.

It is important to note that these payments will be deducted from the remuneration to shareholders to be approved at the 2025 Annual General Meeting for the 2024 fiscal year, and their amounts will be adjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for the purpose of calculating the deduction.

The Remuneration Policy for Shareholders can be accessed on the Company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer